MDU RESOURCES GROUP, INC.
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                    Twelve Months               Year
                                        Ended                  Ended
                                  September 30, 2000     December 31, 1999
                                         (In thousands of dollars)


Earnings Available for
 Fixed Charges:

Net Income per Consolidated
 Statements of Income                $   98,947             $   84,080

Income Taxes                             59,298                 49,310
                                        158,245                133,390

Rents (a)                                 3,698                  2,018

Interest (b)                             44,298                 36,539

Total Earnings Available
 for Fixed Charges                   $  206,241             $  171,947

Preferred Dividend Requirements      $      768             $      772

Ratio of Income Before Income
 Taxes to Net Income                       160%                   159%

Preferred Dividend Factor on
 Pretax Basis                             1,229                  1,227

Fixed Charges (c)                        47,996                 38,557

Combined Fixed Charges and
 Preferred Stock Dividends           $   49,225             $   39,784

Ratio of Earnings to Fixed
 Charges                                   4.3x                   4.5x

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock Dividends            4.2x                   4.3x

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income.

(c)  Represents rents and interest, both as defined above.